FILM FINANCING AGREEMENT

THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Film Financing Agreement (the "**Agreement**") constitutes the understanding and agreement between The Firing Squad, LLC, and its assignee, if any ("**Producer**") and the investor executing this Agreement on the signature page attached hereto ("**Investor**"), in connection with certain investment financing undertaken by Investor regarding the full-length motion picture project entitled "The Firing Squad" (the "**Picture**") being directed and produced by Producer.

WHEREAS, Producer owns the exclusive rights in the Picture's screenplay.

WHEREAS, Producer is raising up to $5,000,000 in advertising funds ("***Advertising Budget***").

WHEREAS, Producer is raising financing for the Advertising Budget for the Picture, scheduled for release in up to 2,500 theaters nationwide on August 9, 2024, with a worldwide release to follow. The release date is subject to change.

WHEREAS, Producer has filed an Offering Statement on Form C (the "**Offering Statement**") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "**Offering**") of rights under this Agreement (the "**Securities**") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**")) and non-accredited investors.

WHEREAS, the Producer has engaged Wefunder crowdfunding portal (the "**Portal**"), which is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Producer will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com; and

WHEREAS, the Securities are being offered through the Portal in minimum increments of One Hundred Dollars ($100.00) for a target offering amount of One Million Dollars ($1,000,000) (the "**Target Amount**") and a maximum offering amount of Five Million Dollars ($5,000,000) (the "**Maximum Amount**").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Investor and Producer agree to the following terms and conditions:

1. **FINANCING AND CLOSING**:

   1.1. Subject to the terms and conditions of this Agreement, and the information set forth in the disclosures outlined on Wefunder (the "**Offering Statement**"), Investor agrees to provide Producer with the dollar amount of funds ("**Financing Amount**") set forth on the signature page of this Agreement (the "**Investor Funds**"), which Investor Funds will be applied toward the production of, and, if funds remain, the marketing and distribution of, the Picture.

   1.2. Producer shall use its best professional efforts to promote the Picture without exceeding the Advertising Budget.

   1.3. Subject to the Closing conditions below, the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**").

   1.4. The Closing is conditioned upon satisfaction of all the following conditions:

   1.4.1. Prior to the Offering Deadline, the Producer shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and

   1.4.2. At the time of the Closing, the Producer shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Amount.

   1.5. The Investor understands that the Producer may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. **THE PICTURE**:

   2.1. The Investor understands and agrees that the Producer will be responsible for the distribution, marketing, advertising, sales and exploitation of the Picture. The parties acknowledge, agree and understand that the current COVID-19 pandemic may impact the advertising schedule and any such impact may be deemed an event of Force Majeure in Producer's sole discretion.

3. **RIGHTS**:

   3.1. Investor understands and agrees that the Producer shall own all right, title and interest in the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto. Investor shall not have any equity interest in Producer by virtue of this Agreement nor shall Investor have any ownership interest in the Picture as a result of this Agreement.

   3.2. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Producer and the Picture shall be made by the Producer. Investor shall not have say over any aspects regarding the Producer, including the commitments and contracts relative to any of the foregoing.

3.3. Investor acknowledges that Producer has the right, but not the obligation, exercisable in Producer's sole discretion, to appoint one or more sales agents and/or distributors to assist Producer in selling, licensing and/or otherwise exploiting the Picture.

4. **PRODUCTION AND BUSINESS MATTERS**. All of Producer's development, production services, and advertising services shall be performed in accordance with standard industry rules, regulations and requirements.

5. **RECOUPMENT**. Provided that Producer has completed the Offering, and Investor is not in breach of this Agreement, Producer agrees to repay to Investor the Financing Amount, solely from Gross Receipts (if any) in accordance with this Paragraph 5. "**Gross Receipts**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

5.1. First, to the payment of the following:

5.1.1. To the Investor and any additional investors (whether they participated in the Offering or through a prior or future private or other capital raise), pro rata and pari passu in accordance with the funds they provided, until all investors, including the Investor, have received one hundred percent (100%) of the Financing Amount.

5.1.2. Next, to the payment of any loans, plus reasonable interest thereon;

5.1.3. All incurred expenses, including but not limited to sales fees, distribution costs, legal fees, accounting costs, marketing expenses, production, post-production, advertising, festival expenses, royalties, residuals, settlement costs, ongoing ownership expenses such as insurance premiums, preservation, copyrighting, maintenance fees, taxes, withholdings, and any other related expenses incurred in connection with the production, distribution, and ongoing ownership of the Picture.

5.1.4. 15% Profit sharing for the actor(s) and certain production team members as per their agreements to be distributed after all expenses have been covered.

5.2. Finally, to Net Receipts. "**Net Receipts**," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 5.1.1 through 5.1.4 above. Twenty Percent (20%) of Net Receipts shall be "**Investor's Net Receipts**." Investor shall receive such percentage of Investor's Net Receipts equal to the percentage that the Financing Amount advanced to Producer represents to the actual Advertising Budget, which may exceed the estimated Advertising Budget as set forth herein.

6. **ACCOUNTING/AUDIT**: Producer will submit financial reports, and accompanying payments, if any, to any Investor who has invested at least $250,000 (a "Major Investor") within thirty (30) days after the end of each quarterly period for the first year after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however,

that no financing reports need be rendered for any period in which no Gross Receipts are received by Producer. A Major Investor shall have the right to audit Producer's books and records upon reasonable notice, no more than once per annum, at such Major Investor's sole cost and expense.

7. **ASSIGNMENT**:

    7.1. Investor agrees that Producer may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or investor, and such person or entity assumes all of Producer's obligations in writing, Producer shall remain liable to Investor.

    7.2. Investor may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Investor may not be delegated without the prior written consent of Producer.

8. **INVESTOR'S REPRESENTATIONS AND WARRANTIES**: Investor represents and warrants the following:

    8.1. The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of Investor Funds; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment of the Investor Funds. **Investor acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there is no guarantee that the Picture will be released or distributed widely to numerous theaters, while the goal is to distribute it to up to 2,500 theaters; (iii) there can be no assurance that the Picture will generate revenues that will be sufficient to return to Investor all or any part of the Financing Amount; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Producer's Offering Statement, a copy of which has been made available to the Investor.**

    8.2. The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by Producer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Investor of the Financing Amount.

    8.3. Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

    8.4. The Investor has received and reviewed a copy of the Offering Statement. With respect to information provided by the Producer, the Investor has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

    8.5. The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Producer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Producer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Producer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Producer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

8.6. The Investor is familiar with the business and financial condition and operations of the Producer, all as generally described in the Offering Statement. The Investor has had access to such information concerning the Producer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

8.7. The Investor understands that, unless the Investor notifies the Producer in writing to the contrary at or before the closing of the Offering of the Securities, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Investor.

8.8. The Investor acknowledges that the Producer has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Producer shall return any previously paid Financing Amount, without interest thereon, to the Investor.

8.9. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

8.10. The Investor shall have the right to revoke their investment decision until 48 hours before their funds are transferred to the Company. Upon such revocation, the Investor shall be entitled to a full refund.

8.11. The Investor confirms that the Producer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Producer and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

8.12. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

8.13. The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Producer is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

8.14.   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Producer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

8.15.   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

9. **PRODUCER'S REPRESENTATIONS AND WARRANTIES**: The Investor understands that upon execution by the Producer of this Agreement, the Producer will be deemed to have made following representations and warranties to the Investor as of the date of such execution:

9.1. The Producer has been duly formed under the laws of the State of New York and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

9.2. This Agreement, when executed and delivered by the Producer, shall constitute valid and legally binding obligations of the Producer, enforceable against the Producer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

9.3. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Producer's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Producer is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Producer, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Producer.

10. **INDEMNIFICATION**: The Investor agrees to indemnify and hold harmless the Producer and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and

expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

11. **REMEDIES**: In the event of breach of this Agreement by Producer, Investor's remedy shall be limited to an action at law for damages, if any. In no event shall Investor have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution or exploitation of the Picture.

12. **HIGH RISK INVESTMENT**. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Producer or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment

13. **ARBITRATION**: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in New York, NY. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

14. **NOTICES**: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

15. **COMPLETE AGREEMENT**: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

16. **COUNTERPARTS**: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

17. **SEVERABILITY**: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

18. **<u>ELECTRONIC EXECUTION AND DELIVERY</u>**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

COMPANY:

The Firing Squad LLC
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

Financing Amount: __$[AMOUNT]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited